Form N-SAR, Sub-Item 77E
Legal Proceedings



Nuveen New York Quality Income
Municipal Fund, Inc.
811-6424


Thirty-three Nuveen leveraged closed-end funds
(including the Nuveen New York Quality Income
Municipal Fund, Inc. (symbol  NUN ) (hereafter, the
 Fund )) have each received a demand letter from a law firm on behalf of purported holders of the funds common shares. Each letter alleged that Nuveen Fund Advisors
(the funds investment adviser) and the funds officers and Board of Directors or Trustees, as applicable (the
 Board of Trustees ) breached their fiduciary duties by favoring the interests of holders of the funds auction rate preferred shares ( ARPS ) over those of its common shareholders in connection with each funds ARPS refinancing and/or redemption activities, and demanded that the Board take action to remedy those alleged breaches. In response to the demand letters, each funds
Board of Trustees established a Demand Committee of certain of its disinterested and independent members to investigate the claims. The Demand Committee, for each fund, retained independent counsel to assist it in conducting its investigation. Based upon its investigation, the Demand Committee, for each fund, found that it was not in the best interests of each fund or its shareholders to take the actions suggested in the demand letters, and recommended that the full Board reject the demands made in the demand letters. After reviewing the findings and recommendation of each Demand Committee, the full Board of each fund unanimously adopted the Demand Committees recommendation and each of the thirty-three funds has since rejected the demands made in the demand letters.

Subsequently, all thirty-three funds that received demand letters (including the Fund) and one fund that did not receive a demand letter were named as nominal defendants in four putative shareholder derivative action complaints filed in the Circuit Court of Cook County, Illinois, Chancery Division (the Cook County Chancery
Court ). The four putative shareholder actions have since been consolidated into one shareholder derivative action complaint captioned Martin Safier, et al., v. Nuveen
Asset Management, et al., filed with the Cook County
Chancery Court on February 18, 2011 (the  Complaint ).
The Complaint was filed on behalf of purported holders of each funds common shares and also names Nuveen
Fund Advisors as a defendant, together with current and former officers and a trustee of each of the funds
(together with the nominal defendants, collectively, the
 Defendants ). The Complaint contains the same basic allegations contained in the demand letters. The suit seeks a declaration that the Defendants have breached their fiduciary duties, an order directing the Defendants not to redeem any ARPS at their liquidation value using fund assets, indeterminate monetary damages in favor of the funds and an award of plaintiffs costs and disbursements in pursuing the action. The plaintiffs filed a motion for preliminary injunction to stop the funds subject to the lawsuits from redeeming additional ARPS during the pendency of the lawsuits. The court rejected that motion on November 23, 2010.

Nuveen Fund Advisors believes that the Complaint is without merit, and intends to defend vigorously against the charges. Nuveen Fund Advisors also believes that the Complaint will not have a material adverse effect on the ability of Nuveen Fund Advisors to perform its obligations under its investment advisory contract with any of the Nuveen leveraged closed-end funds (including the Fund).